United States Securities and Exchange Commission

Washington, DC 20549

Mail Stop3561

RE: First Corporation

Form SB-2, Amendment 6 Filed September 18, 2006 File No.: 333-122094

General

1.

We reissue prior comment one from our letter dated August 21, 2006. Please add back page numbers to the prospectus.

We note your comment.  While we number our pages on every submission, the contents of the headers and footers are wiped out upon the conversion of the document to HTML.  We are now inserting page numbers manually.

Summary Financial Information

2.

It appears to us that the total stockholders' equity as of June 30, 2006 and

September 30, 2005 should be revised to $ (5,023) and $ (4,776) respectively consistent with the financial statements presented. In addition, it appears that the operating expenses since inception to June 30, 2006 should be revised to $ 47,373. Also, the operating expenses and net loss for the period from inception to September 30, 2004 should be revised to $ 750. Please revise or advise

We have made the changes necessary to comply with this comment.

Use of Proceeds

Reconcile the offering expenses in the use of proceeds table with the disclosure in part II of the registration statement.

 The noted changes have been made.  Please see page 13.

3.

We reissue prior comment four from our letter dated August 21, 2006. Provide more specificity regarding the allocation of funds for phase two.

Indicate in the table how the costs of phase two will be allocated. We also note the disclosure that the amount allocated for phase two is an estimate. Provide clear disclosure as to those circumstances that would result in a change in the allocation of the proceeds to phase two and clearly state how the allocation would change.

We have expanded our disclosure and discussion to comply with this comment.  Page 13.

             4.  We reissue prior comment five from our letter dated August 21, 2006. The amount after deducting offering expenses appears to be $266,000 rather than $256,000. Also, the one year's working capital appears incorrect. Lastly, the amount included in the first column continues to be more than the $266,000 after offering expenses. Please revise the table accordingly.

We have re-checked all of the columns in this section and have made requested changes.  See page 11.

Plan of Distribution

5.

We reissue comment nine from our letter dated August 21, 2006. We note that the officers and directors will rely upon Rule 3a4-1(a)(4)(iii) in participating in this offering. Given the very limited activities to be undertaken by these individuals in connection with this offering, please include a detailed discussion of how they will conduct this offering.

We have noted your comment and revised the disclosure to include the following:

Currently we plan to have our officers, Mr. Larsen and Ms. Cousineau sell the common shares on a self-underwritten basis.  They will receive no discounts or commissions.  Our officers will deliver prospectuses to individuals who they believe might have interest in purchasing all or part of this offering. Please se page 21.

6.

Clearly disclose how the offering expenses will be paid if you are unable to raise the minimum in this offering and the officers and directors do not satisfy these expenses. Add a risk factor, as you will still have selling shareholders offering securities and the risk would be material to them.

We have added a risk factor and made adjustments in this section.  Pages 11 & 24

Directors, Executive Officers, Promoters and Control Persons

7.

Clearly disclose the amount and percent of time each officer will devote to First Corp.

We have made the changes to comply with this comment.  Please see page 28.

8.

We reissue prior comment 11 from our letter dated August 21, 2006. Disclose the exemption relied upon in the resale of these securities and the facts supporting reliance upon the exemption. Explain how the resales complied with Rule 144 or why Rule 144 did not apply to these transactions.

We have noted your comment and revised the disclosure to include the exemption.

Plan of Operations

9.

For each milestone clarify when you plan to commence each step.

We have complied with this comment and established a time-line to accompany the milestones.  Page 41 & 42

10.

We reissue comment 13 from our letter dated August 21, 2006. Please provide a detailed discussion of the activities to be undertaken in phase two.

Please see page 43 for the expanded discussion.

11.

Provide the estimated expenses associated with each milestone in phase 2 and when you plan to commence and complete each milestone in phase 2.

Please see page 43.

10.

We reissue prior comment 15 from our letter dated August 21, 2006. Clarify whether or not you will limit yourself to "mineral exploration" if you decide to seek other business opportunities. If not, please disclose the other kinds of business opportunities you will seek. Explain why you mention "oil and gas" exploration. Will that be the focus or will you be open to any business opportunities? We may have further comment.

Compliance with this comment is contained in the expanded discussion on pare 43.

11.

Please explain how you determined the working capital as of August 31, 2006.

The working capital was determined by quoting the cash in the bank on that date.

Financial Statements

Balance Sheet, page F-2 and statement of stockholders' equity, page F-4

12.

You disclose on the face of the September 30, 2005 balance sheet that 11,151,000 shares of common stock are outstanding. However, you also disclose in the statement of stockholders' equity that 11,510,000 shares are outstanding as of September 30, 2005. In addition, the par value of common stock and additional paid in capital presented in the balance sheet are not consistent with the statement of stockholders' equity. Please revise these two financial statements to be correct and consistent.

We have corrected the typo and made the shares issued and outstanding consistent throughout.

Annual statements of cash flows, page F-5

13.

We note your revisions to the statement of cash flows for the year ended September 30, 2005 in response to comment 19 of our letter dated August 21, 2006. However, you have not revised the cumulative statement of cash flows for the period from inception to September 30, 2005 to reflect the acquisition of mineral claims and its impairment. Please revise.

Our auditors have made the required adjustments.

Interim financial statements

14.

Please revise your interim financial statements to incorporate the changes as a result of our comments above.

We have revised the Interim statements to reflect the comments above.

Statements of operations and cash flows for the nine months ended June 30, 2005, pages F-11 and F-12

17.

We note your response to comment 20 of our letter dated August 21, 2006. However we do not see where you have addressed our comment in its entirety. Therefore, we are reissuing our comment. Please revise the interim statement of operations for the nine months ended June 30, 2005 to include as operating expenses, $15,000 of impaired mineral acquisition costs and $15,000 of services rendered by the Company's president since these transactions occurred in October 2004 as disclosed in note 5 to the annual financial statements. In addition, revise the interim statements of cash flows for the nine months ended June 30, 2005 to disclose these two items as adjustments in the reconciliation of net loss and cash flows used in operations and the value of services rendered as a non-cash investing and financing activity and the acquisition of mineral claims as a cash flow from investing activities. Please ensure to reflect the above adjustments in the cumulative statement of cash flows as appropriate.

We have completely revised the Interim statements to comply with your comment.

Consent

18.

The date of the audit report referenced in the consent (August 15, 2006) is not the same as the actual date of the audit report (September 15, 2006). Please advise your accountant to revise the consent.

Our accountant has issued an updated audit report dated October 31, 2006 and has updated his consent to that same date

19.

Please file a current signed consent in any amendment.

We have filed a current consent.

Part

Item 26. Recent Sales of Unregistered Securities

20.

Provide the exemption for the shares issued at incorporation, the October 12, 2004 transaction and the stock splits.

We have noted your comment and revised the disclosure to include the exemption.  Further we have deleted references to the stock splits as these did not involve the purchase or sale of securities as no consideration was given for them.

21.

Provide the basis for relying on each exemption for each offering.

We have noted your comment and revised the disclosure to include the exemption.

22.

Discuss the sophistication of the investors in each offering.

We have noted the relationships (all close friends, relatives and business acquaintances) We have also noted what we believe is the level of sophistication.

23.

Clarify the number of investors in the October 5, 2004 transaction.

As part of our revisions of this section, we have listed all investors in the October 5, 2004 transaction.

   Undertakings

25.

Please provide the undertakings required by Item 512(a)(4) and Item 512(g) of Regulation S-B or explain why they are not required.

We have provided the undertakings to comply with this comment.

Signatures

26.

The chief financial officer must also sign the registration statement, in addition to the controller or principal accounting officer. See Instruction 1 under "Signatures" to Form SB-2.

We have revised the signature page to comply.

Endnotes